

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via Email</u>
Jonathan Shultz
Chief Financial Officer and Treasurer
BillMyParents, Inc.
6190 Cornerstone Court, Suite 216
San Diego, California 92121

> **Re:** **BillMyParents, Inc.**
> **Form 8-K**
> **Filed December 31, 2012**
> **File No. 000-27145**

Dear Mr. Shultz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K Filed December 31, 2012</u>

1. You indicate that the registration rights agreement for certain equity instruments issued during your fiscal year ended September 30, 2012 "do[es] not include adequate penalties if the Company fails to register these securities by a fixed date. Consequently, the presumption is that the preferred stock, common stock and related warrants subject to the registration rights may potentially be settled in cash." We have the following comments:

   - Please explain to us in more detail what you mean by "adequate penalties" and how the registration rights agreement did not include adequate penalties. Also tell us your basis in GAAP for concluding that the lack of adequate penalties in a registration rights agreement leads to a presumption that the equity instruments will be settled in cash.

   - We note that your amended Forms 10-Q and your recent Form 10-K indicate that all common and preferred stock classified as temporary equity is redeemable. However, your Item 4.02 Form 8-K does not describe the equity instruments that were restated to temporary equity as redeemable. Please explain to us whether the restated equity instruments described in this Form 8-K are redeemable for cash under any circumstances, and describe such circumstances to us in detail.

- Based on the above comments, please revise your Item 4.02 Form 8-K to better describe to your investors why these equity instruments were restated from permanent equity to temporary equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief